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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

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                             STRATOS LIGHTWAVE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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           Options to Purchase Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

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                                   863100 10 3
        (CUSIP Number of Class of Securities of Underlying Common Stock)

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                                James W. McGinley
                      President and Chief Executive Officer
                             Stratos Lightwave, Inc.
                              7444 W. Wilson Avenue
                             Chicago, Illinois 60706
                                 (708) 867-9600
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing person)

                                 --------------

                                   Copies to:
                            James W. Ashley, Jr. Esq.
                              Lord, Bissell & Brook
                              115 S. LaSalle Street
                          Chicago, Illinois 60603-3901
                                 (312) 443-0700

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
                            CALCULATION OF FILING FEE
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     Transaction Valuation*                           Amount of Filing Fee

--------------------------------------------------------------------------------

        $89,683,208                                         $8,251

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
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,518,114 shares of common stock of Stratos Lightwave, Inc. having an aggregate value of $89,683,208 as of July 7, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the aggregate exercise price. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,251
Form or Registration No.: Schedule TO/I
Filing Party: Stratos Lightwave, Inc.
Date Filed: July 8, 2002

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|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_| third party tender offer subject to Rule 14d-1.

     |X|  issuer tender offer subject to Rule 13e-4.

     |_|  going-private transaction subject to Rule 13e-3.

     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Final Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 8, 2002 (the "Schedule TO"), to report the final results of the tender offer.


Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The offer expired at 11:00 p.m., Central time, on Monday, August 5, 2002. Pursuant to the offer, the Company accepted for exchange options to purchase an aggregate of 6,276,456 shares of Company common stock, representing approximately 83% of the options that were eligible to be tendered in the offer. Subject to the terms and conditions of the offer, the Company will grant new options to purchase an aggregate of 6,276,456 shares of its common stock in exchange for options cancelled pursuant to the offer on or about February 7, 2003, as adjusted for any stock splits, stock dividends and similar events. The Company will promptly send each option holder whose options have been accepted for exchange a letter substantially in the form of Exhibit (a)(5).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                STRATOS LIGHTWAVE, INC.



                                                By:  David A. Slack
                                                     ------------------------
                                                     David A. Slack
                                                     Vice President, Finance and
                                                     Chief Financial Officer

Date:  August 14, 2002